November 30, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (206) 467-3795

Mr. Rick R. Holley
President and Chief Executive Officer
Plum Creek Timber Company, Inc.
999 Third Avenue, Suite 4300
Seattle, Washington 98104-4096

>   **Re: Plum Creek Timber Company, Inc.**
>   **Definitive 14A**
>   **Filed March 27, 2007**
>   **File No. 1-10239**

Dear Mr. Holley:

We have reviewed your response letter dated September 21, 2007, and have the following comments. Please respond to our comments by December 14, 2007, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment no. 2 that Towers Perrin provides the compensation committee with data points representing the median mark (or 50th percentile) of each subset of companies and that Plum Creek does not intend to identify the more than 140 companies in the S&P 500 reporting revenues between $1 billion and $5 billion in its future disclosures. Please note that we continue to believe that, if you are benchmarking to all of the more than 140 companies in the S&P 500 reporting revenues between $1 billion and $5 billion, you must identify all of the companies in your future filings. Please advise or revise.

2. We note your response to comment no. 3 that the Compensation Committee maintains sole discretion to adjust the AIP award, if any, based upon the Committee's evaluation of individual management performance against pre-established goals and the company's achievement of strategic objectives. We continue to believe that you should disclose in your future filings the individual performance targets and strategic objectives as well as include a brief discussion describing the Committee's discretion. If you believe that such targets should be omitted, please provide on a supplemental

basis a detailed analysis of why such targets should be omitted, including a description of each target to be excluded and, if applicable, your explanation of why you believe that disclosure is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b).

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor